Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the KYTHERA Biopharmaceuticals, Inc. 2004 Stock Plan, as amended, and 2012 Equity Incentive Award Plan of our report dated March 26, 2012, except for the retrospective adoption of amendments to the accounting standard relating to the reporting and display of comprehensive loss as described in Note 2, as to which the date is May 16, 2012, and except for the retroactive effect of the 1-for-2.6443 reverse stock split as described in Note 1, as to which the date is October 9, 2012, included in the Registration Statement, as amended (Form S-1/A) (File No. 333-181476), and related Prospectus of KYTHERA Biopharmaceuticals, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

October 15, 2012